

June 6, 2022

Kevin Hubbard
Interim Chief Financial Officer
Shoals Technologies Group, Inc.
1400 Shoals Way
Portland, Tennessee 37148

> **Re: Shoals Technologies Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 11, 2022**
> **File No. 001-39942**

Dear Mr. Hubbard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Earnings per Share (EPS), page 50

1. We note that your reconciliation on page 52 for Adjusted Net Income is inconsistent with your definition of Adjusted Net Income on page 50. In this regard, we note your reconciliation begins with Net Income attributable to Shoals Technologies Group, Inc. Please revise your non-GAAP disclosure and presentation to fix the discrepancy.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing